BYLAWS OF

Linguastat, Inc.

ARTICLE 1. OFFICES

SECTION 1. PRINCIPAL OFFICE

The location of the principal office of the corporation shall be within the state of Delaware at an address fixed by the board of directors. The secretary of this corporation shall keep a copy of the corporation's Articles of Incorporation (or similar incorporating document), these bylaws, minutes of directors' and shareholders' meetings, stock certificates and stubs, a register of the names and interests of the corporation's shareholders, and other corporate records and documents at the principal office.

SECTION 2. OTHER OFFICES

The corporation may have offices at other locations as decided by its board of directors or as its business may require.

ARTICLE 2. SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

Meetings of shareholders shall be held at the principal office of the corporation or at other locations as may be decided by the board of directors.

SECTION 2. ANNUAL MEETINGS

The annual meeting of the shareholders shall be held each year on and at the following date and time: February 25 at 10 am. At the annual shareholders' meeting, shareholders shall elect a board of directors and transact any other proper business. If this date falls on a legal holiday, then the meeting shall be held on the following business day at the same time.

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the individuals authorized to do so under the state's corporation statutes.

SECTION 4. NOTICES OF MEETINGS

Notices of meetings, annual or special, shall be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there be no such officer, by any director or shareholder.

Notices of shareholders' meetings shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the stock register of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice of a shareholders' meeting shall be given to each shareholder no less than 30 days prior to the meeting.

Such notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted. The notice of an annual meeting and any special meeting at which directors are to be elected shall include the names of the nominees that, at the time of the notice, the board of directors intends to present for election.

SECTION 5. WAIVER OF NOTICE

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. If the waiver does not include an approval of the minutes of the meeting, it shall state the general nature of the business of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 6. LIST OF SHAREHOLDERS

Prior to any meeting of shareholders, the secretary of the corporation shall prepare an alphabetical list of shareholders entitled to vote at the meeting that shows the address of each shareholder and number of shares entitled to vote at the meeting. This list shall be available for inspection at the principal office of the corporation by any shareholder within a reasonable period prior to each meeting and be made available for inspection at the meeting upon request of any shareholder at the meeting.

SECTION 7. QUORUM AND VOTING

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law. A shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number is required by law.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum.

Notwithstanding other provisions of this section of the bylaws, if permitted by law and not prohibited by provision of the corporation's Articles of Incorporation (or similar incorporating document), shareholders may cumulate votes for the election of directors as provided in this paragraph. If permitted to cumulate votes in such election, a shareholder must state his or her intention to cumulate votes after the candidates' names have been placed in nomination at the meeting and before the commencement of voting for the election of directors. Once a shareholder has so stated his or her intention to cumulate votes, all shareholders entitled to vote must cumulate their votes in the election for directors. A shareholder cumulates votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she decides. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect in the cumulative voting results.

In any election for directors at a shareholders' meeting, upon the request of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

SECTION 8. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to such shares by filing a proxy with the secretary of the corporation. For purposes of these bylaws, a "proxy" is a written authorization signed by a shareholder or the shareholder's attorney-in-fact giving another person or persons power to vote with respect to the shares of the shareholder. Every proxy shall continue in full force and effect until the expiration of any period specified in the proxy or until revoked by the person executing it, except as otherwise provided by law.

SECTION 9. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of shareholders, except for the election of directors, may be taken without a meeting and without prior notice if a consent, in writing, setting forth the action so taken, is signed by all the holders of outstanding shares entitled to vote on the action.

ARTICLE 3. DIRECTORS

SECTION 1. POWERS

The business and affairs of the corporation shall be managed by, or under the direction of, its board of directors.

SECTION 2. NUMBER

The authorized number of directors shall be 2.

SECTION 3. ELECTION AND TENURE OF OFFICE

The directors shall be elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors have been elected and qualified.

SECTION 4. RESIGNATION AND VACANCIES

Any director may resign effective upon giving written notice to the chairperson of the board of directors, the president, the secretary or to the board of directors unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective.

A vacancy on the board of directors shall exist in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or in case the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which directors are elected. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony.

Vacancies on the board may be filled by the remaining board members unless a vacancy is required by law to be filled by approval of the shareholders. Each director approved to fill a vacancy on the board shall hold such office until the next annual meeting of the shareholders and until his or her successor has been elected and qualified.

SECTION 5. PLACE OF MEETINGS

Meetings of the board of directors shall be held at any place, within or without the state, that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal office of the corporation or as may be designated from time to time by resolution of the board of directors. Meetings of the board may be held through use of conference telephone, computer, electronic video screen communication or other communications equipment, as long as all of the following apply:

 (a) Each member participating in the meeting can communicate with all members concurrently.

 (b) Each member is provided the means of participating in all matters before the board, including the capacity to propose, or to interpose, an objection to a specific action to be taken by the corporation.

(c) The corporation adopts and implements some means of verifying both of the following:

   (1) A person communicating by telephone, computer, electronic video screen, or other communications equipment is a director entitled to participate in the board meeting.

   (2) All statements, questions, actions, or votes were made by that director and not by another person.

SECTION 6. ANNUAL AND REGULAR MEETINGS

An annual meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of the shareholders.

Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors.

SECTION 7. SPECIAL MEETINGS

Special meetings of the directors may be called by the individuals authorized to do so under the state's corporation statutes.

SECTION 8. NOTICES OF MEETINGS

Notices of directors' meetings, whether annual, regular or special, shall be given in writing to directors by the secretary or an assistant secretary or, if there be no such officer, by any director.

Notices of directors' meetings shall be given either personally or by first-class mail or other means of written communication, addressed to the director at the address of the director appearing on the records of the corporation or given by the director to the corporation for the purpose of notice. Notice of a directors' meeting shall be given to each director at least two weeks prior to the meeting, unless a greater period is required under the state corporation statutes for giving notice of a meeting.

Such notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted.

SECTION 9. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. If the waiver does not include an approval of the minutes of the meeting, it shall state the general nature of the business of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 10. QUORUM AND VOTING

A quorum for all meetings of the board of directors shall consist of a majority of the authorized number of directors.

Except as otherwise required under state corporate statutes, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the board.

SECTION 11. ACTION WITHOUT MEETING

Unless prohibited under state law, any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of the directors.

SECTION 12. COMPENSATION

No salary shall be paid directors, as such, for their services but, by resolution, the board of directors may allow a reasonable fixed sum and expenses to be paid for attendance at regular or special meetings. Nothing contained herein shall prevent a director from serving the corporation in any other capacity and receiving compensation thereof. Members of special or standing committees may be allowed like compensation for attendance at meetings.

ARTICLE 4. OFFICERS

SECTION 1. OFFICERS

The officers of the corporation shall include a president, a secretary, and a treasurer, or officers with different titles that perform the duties of these offices as described in Sections 2 though 4 of this Article. Except as otherwise provided under state corporate statutes, any number of these offices may be held by the same person. The corporation may also appoint other officers with such titles and duties as shall be determined by the board of directors.

SECTION 2. PRESIDENT

The president (or chief executive officer or alternately titled chief corporate officer designated by the board of directors) shall, subject to the direction and control of the board of directors, have general supervision, direction, and control of the day-to-day business and affairs of the corporation. He or she shall preside at all meetings of the shareholders and directors and be an ex-officio member of all the standing committees, including any executive committee of the board, and shall have the general powers and duties of management usually vested in the office of president or chief executive officer of a corporation and shall have such other powers and duties as may from time to time be prescribed by the board of directors or these bylaws.

SECTION 3. SECRETARY

The corporate secretary (or other corporate officer designated by the board of directors to maintain and keep corporate records) shall keep, or cause to be kept, at the principal office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes shall state the time and place of holding of all meetings; whether regular or special, and if special, how called or authorized; the notice thereof given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the proceedings thereof.

He or she shall keep, or cause to be kept, at the principal office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

He or she shall keep, or cause to be kept, at the principal office of the corporation, the original or a copy of the bylaws of the corporation, as amended or otherwise altered to date, certified by him or her.

He or she shall give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws. He or she shall prepare, or cause to be prepared, an alphabetical listing of shareholders for inspection prior to and at meetings of shareholders as required by Article 2, Section 6, of these bylaws.

He or she shall have charge of the seal of the corporation and have such other powers and perform such other duties as may from time to time be prescribed by the board or these bylaws.

SECTION 4. TREASURER

The treasurer (or other officer designated by the board of directors to serve as chief financial officer of the corporation) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

He or she shall deposit monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation in payment of the just demands against the corporation; shall render to the president and directors, whenever they request it, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation; and shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors.

SECTION 5. APPOINTMENT, REMOVAL AND RESIGNATION

All officers of the corporation shall be approved by, and serve at the pleasure of, the board of directors. An officer may be removed at any time, either with or without cause, by written notification of removal by the board. An officer may resign at any time upon written notice to the corporation given to the board, the president, or the secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any other time specified therein. The removal or resignation of an officer shall be without prejudice to the rights, if any, of the officer or the corporation under any contract of employment to which the officer is a party.

ARTICLE 5. EXECUTIVE COMMITTEES

SECTION 1. REGULAR AND EXECUTIVE COMMITTEES OF THE BOARD

The board may designate one or more regular committees to report to the board on any area of corporate operation and performance.

To the extent allowed under state corporate statutes, the board also may designate and delegate specific decisionmaking authority to one or more executive committees, each consisting of two or more directors, that shall have the authority of the board to approve corporate decisions in the specific areas designated by the board.

ARTICLE 6. CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS AND DIRECTORS

The corporate secretary shall make available within any time period specified under state law and within a reasonable period after a request for inspection or copying made by a director or shareholder or a director's or shareholder's legal representative the Articles of Incorporation (or similar organizing document) as amended to date, these bylaws as amended to date, minutes of proceedings of the shareholders and the board and committees of the board, the share register of the corporation, its accounting books and records, as well as other corporate records and reports. The requested records shall be made available for inspection and copying at the principal office of the corporation within business hours. Any copying costs incurred by the corporation necessary to comply with a request for copies of records may be collected by the secretary from a requesting shareholder; the corporation shall assume the cost of copies made for a requesting director.

SECTION 2. ANNUAL REPORTS TO SHAREHOLDERS

The secretary shall mail a copy of any annual financial or other report to shareholders on the secretary's own initiative or upon request made by one or more shareholders as may be required by state corporate statutes.

ARTICLE 7. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

SECTION 1. INDEMNIFICATION

The directors and officers of the corporation shall be indemnified by the corporation to the fullest extent permitted under law and as may be authorized by the board of directors.

SECTION 2. INSURANCE

Except as may be provided under state law, the corporation shall have the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the corporation has the power to indemnify the agent against such liability under law.

ARTICLE 8. SHARES

SECTION 1. CERTIFICATES

The corporation shall issue certificates for its shares when fully paid. Certificates of stock shall be issued in numerical order, and shall state the name of the recordholder of the shares represented by each certificate; the number, designation, if any, and the class or series of shares represented by the certificate; and contain other information, including any statement or summary required by any applicable provision of state corporate statutes. Each certificate shall be signed by the corporate officers empowered under state law to sign the certificates and may be sealed with the seal of the corporation.

SECTION 2. TRANSFER OF SHARES

Upon surrender to the secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the secretary of the corporation to issue a new certificate to the person entitled thereto, to cancel the old certificate, and to record the transaction upon the share register of the corporation.

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall conform to the requirements of state law. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

ARTICLE 9. AMENDMENT OF BYLAWS

SECTION 1. BY SHAREHOLDERS

Except as otherwise provided by law, these bylaws may be adopted, amended or repealed by the affirmative vote at a meeting of holders of a majority of the outstanding shares of the corporation entitled to vote.

SECTION 2. BY DIRECTORS

Except as otherwise provided by law, the directors may adopt, amend or repeal these bylaws.

CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the bylaws of the corporation named in the title thereto and that such bylaws were duly adopted by the board of directors of the corporation on the date set forth below.

Date of Board Approval of Bylaws: _____

Signature: _____, Secretary

Commented Bylaws

The following pages contain commented bylaws. They are included to help you understand the formal Incorporator Pro bylaws document included at the beginning of this file, and to help you customize your Incorporator Pro bylaws (through your own research or with the help of a business lawyer). Place only the formal bylaws in your corporate records, not the commented bylaws included below.

Comments to bylaws provisions are included after the appropriate provision. Comments are placed in **[bold bracketed text]**. Information inserted by Incorporator Pro, which is taken from your responses to the Incorporator Pro bylaws window items, is shown as *__underlined italics text__*.

Note that some comments refer you to specific topics on the Incorporator Pro State Info window. These topics contain the text of your state's Business Corporation Act rules for various corporate legal rules, including director, officer and stock issuance and payment requirements as well as the rules for calling, noticing and voting at director and shareholder meetings. Even though the Incorporator Pro bylaws have been drafted to meet the basic requirements of each state's rules (as explained in the commented text below), you may wish to refer to your state's BCA rules to help you customize the bylaws or to look up related provisions you may wish to include in your Bylaws.

HOW TO LOOK UP YOUR STATE'S SPECIFIC CORPORATE LEGAL RULES: The Incorporator Pro State Info window instruction text is set up to help you look up each of the above state BCA rules easily. Each instruction text excerpt ends with a bracketed reference to the Section of the state's BCA where you can find the full text of the corresponding BCA section. To read the entire state BCA code section (and to make sure the excerpted rule is still current in your state), click the "Corp Act" button on the State Info window to go to the Web page that contains the first section of your state's BCA. If you have to navigate through one or more Web pages to go from the first page of the Corp Act url to the first section of the BCA, the "Corp Act Online" item on the State Info window tells you how to perform this navigation. Once you get to the first section of the state BCA, scroll or navigate though the section number links provided on the Web page to go to the BCA section you wish to read.

ARTICLE 1. OFFICES

SECTION 1. PRINCIPAL OFFICE

The location of the principal office of the corporation shall be within the state of *__(state of corporate formation)__* at an address fixed by the board of directors. The secretary of this corporation shall keep a copy of the corporation's Articles of Incorporation (or similar incorporating document), these bylaws, minutes of directors' and shareholders' meetings, stock certificates and stubs, a register of the names and interests of the corporation's shareholders, and other corporate records and documents at the principal office. **[State law allows a corporation to have offices both within and outside the state. But since most smaller corporations also designate the principal office as their corporation's registered office (this designation typically is made in the Articles) and that office must be in the state, the bylaws specify that the principal office will be within the state.]**

SECTION 2. OTHER OFFICES

The corporation may have offices at other locations as decided by its board of directors or as its business may require.

ARTICLE 2. SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

Meetings of shareholders shall be held at the principal office of the corporation or at other locations as may be decided by the board of directors.

SECTION 2. ANNUAL MEETINGS

The annual meeting of the shareholders shall be held each year on and at the following date and time: __*(time and date of your annual shareholders' meeting)*__. At the annual shareholders' meeting, shareholders shall elect a board of directors and transact any other proper business. If this date falls on a legal holiday, then the meeting shall be held on the following business day at the same time. **[Most states require an annual meeting for the election of directors (see "Shareholder Meetings" in the State Info window) unless the corporation elects a staggered board in which only a portion of the board is elected each year (see Incorporator Pro Help, "Overview of Corporations"). Staggered boards are normally only of interest to larger corporations, and we assume you will wish to elect all directors annually.]**

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the individuals authorized to do so under the state's corporation statutes. **[Special meetings are infrequently called between annual meetings to seek shareholder approval of special business, such as amending the corporate Articles or bylaws. See "Shareholder Meetings" in the State Info window to find out who may call a special shareholders' meeting in your state.]**

SECTION 4. NOTICES OF MEETINGS

Notices of meetings, annual or special, shall be given in writing to shareholders entitled to vote at the meeting by the secretary or an assistant secretary or, if there be no such officer, by any director or shareholder. **[Written notice of both annual and special shareholder meetings is normally required under state law. See "Shareholder Meetings" in the State Info window to find out your state's rules.]**

Notices of shareholders' meetings shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of the shareholder appearing on the stock register of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice of a shareholders' meeting shall be given to each shareholder no less than 30 days prior to the meeting. **[Most state BCAs require notice to be mailed no fewer than ten days nor more than 60 days before the meeting (see "Shareholder Meetings" in the State Info window). In practice, 30 days' notice of a shareholder's meeting works fine for smaller corporations.]**

Such notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted. The notice of an annual meeting and any special meeting at which directors are to be elected shall include the names of the nominees that, at the time of the notice, the board of directors intends to present for election. **[Under most state BCAs, the notice of a special meeting must describe, in general terms, the purpose of the meeting, and only matters included in the notice can be decided at the special meeting. In contrast, most states don't require similar specificity in the notice of annual shareholder meetings— by law, directors can be elected at an annual meeting and any other business can be considered at them without prior notice to shareholders. We think is ill advised, so our bylaws require that shareholders be told what to expect at both annual and special meetings.]**

SECTION 5. WAIVER OF NOTICE

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. If the waiver does not include an approval of the minutes of the meeting, it shall state the general nature of the business of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. **[Most states specifically allow shareholders who do not attend a meeting to waive notice before as well as after a shareholders' meeting. This is necessary when you call a quick meeting to deal with an emergency and don't have time to notify everyone 30 or more days in advance, as required by these bylaws. In some states, the waiver need not include a description of the nature of the business brought up at the meeting except for special decisions. However, we believe the waiver should contain such a description, unless a shareholder approves minutes of the meeting that set forth the decisions reached at the meeting. That's why our language, above, requires this.]**

SECTION 6. LIST OF SHAREHOLDERS

Prior to any meeting of shareholders, the secretary of the corporation shall prepare an alphabetical list of shareholders entitled to vote at the meeting that shows the address of each shareholder and number of shares entitled to vote at the meeting. This list shall be available for inspection at the principal office of the corporation by any shareholder within a reasonable period prior to each meeting and be made available for inspection at the meeting upon request of any shareholder at the meeting. **[Most states require the corporation to maintain an alphabetical list of shareholders and have it available for inspection at the meeting. Some states require the list to be available for inspection a specified number of days prior to the meeting. Our bylaws include a "reasonable period" pre-meeting inspection requirement that should suffice. If you wish to read the exact language of your state's shareholder list inspection rule, see the "List of Shareholders" statute (or a similarly titled section) under the "Shareholder Meeting" heading in your state's BCA.]**

SECTION 7. QUORUM AND VOTING

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law. A shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. **[One-vote-per-voting-share is the normal shareholder voting rule under state BCAs. Some states allow shareholders to receive fractional shares (for example, 1.5 shares) with fractional voting power (say 1.5 votes) but we assume you will not wish to issue shares of this sort nor issue special shares that have disproportionate voting power, such as two votes per share.]**

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number is required by law. **[This section restates the standard shareholder meeting quorum and voting rules most states have adopted. If you wish to change either of these rules, check the language of your state's shareholder quorum and voting requirements, contained in the "Shareholder Meetings" section of the State Info window. This section of the bylaws recognizes that state law may require a greater vote requirement in special cases—for example, the approval of a majority of all shares, not just those present at a meeting, may be required to amend your Articles or change stock rights. Again, its best to check your state BCA before taking major shareholder action of this sort.]**

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum. **[This is a standard state rule enacted to defeat "quorum busting" tactics at shareholder meetings. It lets the**

remaining shareholders vote even if one or more shareholders leaves the meeting and the remaining number of shareholder votes is less than a quorum.]

Notwithstanding other provisions of this section of the bylaws, if permitted by law and not prohibited by provision of the corporation's Articles of Incorporation (or similar incorporating document), shareholders may cumulate votes for the election of directors as provided in this paragraph. If permitted to cumulate votes in such election, a shareholder must state his or her intention to cumulate votes after the candidates' names have been placed in nomination at the meeting and before the commencement of voting for the election of directors. Once a shareholder has so stated his or her intention to cumulate votes, all shareholders entitled to vote must cumulate their votes in the election for directors. A shareholder cumulates votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she decides. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect in the cumulative voting results. **[We explain how cumulative voting works in Incorporator Pro Helpclick "Overview of Corporations," then "Corporate People," then "Shareholders.". Cumulative voting is not normally used in smaller corporations, only in larger companies with a significant number of shareholders. This bylaw provision is included just in case you want to use cumulative voting in your elections for directors and (1) state law automatically allows it, or (2) you completed a specific provision in your Articles to allow cumulative voting (the official Articles form in a few states allows you to do so). If cumulative voting is allowed under law or in your Articles, this bylaw lets your shareholders cumulate their votes if at least one shareholder asks to cumulate votes after names have been placed in nomination and before the voting starts at a meeting held to elect directors.]**

In any election for directors at a shareholders' meeting, upon the request of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote. **[This is a sensible provision; state BCAs either specifically provide for this or are silent on the subject. Note that this and the preceding paragraph are the only two rules we provide on shareholder election of directors. Many state BCAs cover other election procedures, such as appointing neutral inspectors who oversee the nomination and mailing of notices to shareholders of an upcoming election of directors, or creating special proxy solicitation and candidate nomination rules. We don't think smaller corporations, which commonly have ten or fewer shareholders, benefit from these extra provisions, so we don't include them in these bylaws. Of course, you are free to follow any election procedures allowed under state law, even though they are not included in your bylaws. If you want to learn about additional options you can use when electing your board, scan your state BCA for statutes that contain technical provisions for the election of directors.]**

SECTION 8. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to such shares by filing a proxy with the secretary of the corporation. For purposes of these bylaws, a "proxy" is a written authorization signed by a shareholder or the shareholder's attorney-in-fact giving another person or persons power to vote with respect to the shares of the shareholder. Every proxy shall continue in full force and effect until the expiration of any period specified in the proxy or until revoked by the person executing it, except as otherwise provided by law. **[State law allows shareholders to appoint another person as a proxy to vote shares at a meeting. Typically, state law limits the effectiveness of a proxy to a specified period—11 months is common—unless it specifically says it will last longer. To find your state's proxy rule, look for a statute titled "Proxies" in the "Shareholder Meeting" section of your state BCA.]**

SECTION 9. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of shareholders, except for the election of directors, may be taken without a meeting and without prior notice if a consent, in writing, setting forth the action so taken, is signed by all the holders of outstanding shares entitled to vote on the action. **[This provision lets shareholders reach a decision by signing a written consent instead of voting at a meeting. Notice that we exclude the election of directors from those actions that may be approved by unanimous written** shareholder consent. Many states don't allow election of directors by written consent; we also think shareholders should meet to elect directors to allow the candidates to be discussed and to allow shareholders to place names in nomination that were not previously presented by management. And we believe a unanimous written consent rule is wisest. If one or more shareholders disagrees with a decision, its best to air these differences at a face-to-face shareholders' meeting. Your state BCA may be more lenient. (See "Action by Written Consent" or a similarly titled section in the "Shareholder Meeting" part of your state BCA.)]**

ARTICLE 3. DIRECTORS

SECTION 1. POWERS

The business and affairs of the corporation shall be managed by, or under the direction of, its board of directors.

SECTION 2. NUMBER

The authorized number of directors shall be __(number)__. **[All states allow a corporation to have one or more directors, but a few states have a restriction on appointing just one or two directors. For example, a handful of states allow a corporation to have one director only if it has just one shareholder; if the corporation has two shareholders, it must have at least two directors; and if the corporation has three or more shareholders, it must have at least three directors. (See the "Director Requirements" section in the State Info window.) Many states let you set up a variable board—that is, one that has a certain minimum or maximum number of directors (within the allowable lower limits in the states just mentioned). Most smaller corporations prefer to set up a fixed board, so we do not allow for establishing a variable board in these bylaws. If you want to authorize a variable board, read the relevant rules in your state's BCA. (Look for the "Board of Directors" or "Variable Board" statute.)]**

SECTION 3. ELECTION AND TENURE OF OFFICE

The directors shall be elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors have been elected and qualified. **[Most states specify a one-year term for directors and require their election (or re-election) by shareholders each year. Even if your state allows a longer term, we think annual elections make sense to confirm management by the current directors or the election of new directors if the shareholders desire a change. Most states allow you to set up a staggered system of director election (see Incorporator Pro Help) that appoints a portion of the board each year, which means that each director serves for more than one year. Most small corporations with modest-sized boards do not need to stagger elections. But if you are interested in adopting a staggered board system to replace this bylaw provision, see the "Staggered Board of Directors" or "Classified Board of Directors" (a "classified" board is the legal term used in some states to describe a staggered board) statute in your state BCA.]**

SECTION 4. RESIGNATION AND VACANCIES

Any director may resign effective upon giving written notice to the chairperson of the board of directors, the president, the secretary or to the board of directors unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective. **[This provision simply lets a director resign at any time. There is no point in trying to be more restrictive, since you can't stop a person from resigning if he or she wishes to do so.]**

A vacancy on the board of directors shall exist in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or in case the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which directors are elected. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony. **[State law may contain special requirements for approving an increase in the authorized number of directors or the removal of a director by other directors or shareholders. In the highly unlikely event you'll ever need to remove a director, check your**

state BCA prior to taking action. This bylaw simply notes that these and other acts result in the creation of a vacancy on the board.]

Vacancies on the board may be filled by the remaining board members unless a vacancy is required by law to be filled by approval of the shareholders. Each director approved to fill a vacancy on the board shall hold such office until the next annual meeting of the shareholders and until his or her successor has been elected and qualified. **[This provision refers you to your state BCA before filling a vacancy. In most cases, state law will let the directors (even if less than a quorum) appoint a temporary director to a board seat until the next annual election of directors by shareholders. State law may require that a vacancy caused by the removal of a director be filled by the shareholders, and may give shareholders the right to fill any vacancy on the board not filled by the remaining directors.]**

SECTION 5. PLACE OF MEETINGS

Meetings of the board of directors shall be held at any place, within or without the state, that has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal office of the corporation or as may be designated from time to time by resolution of the board of directors. Meetings of the board may be held through use of conference telephone, computer, electronic video screen communication or other communications equipment, as long as all of the following apply:

(a) Each member participating in the meeting can communicate with all members concurrently.

(b) Each member is provided the means of participating in all matters before the board, including the capacity to propose, or to interpose, an objection to a specific action to be taken by the corporation.

(c) The corporation adopts and implements some means of verifying both of the following:

(1) A person communicating by telephone, computer, electronic video screen, or other communications equipment is a director entitled to participate in the board meeting.

(2) All statements, questions, actions, or votes were made by that director and not by another person.

[This section recognizes that directors of corporations may not always be able to meet in person, and sometimes may need or prefer to hold a meeting through a conference call, computer chat on the corporation's intranet or video conference-call hookup. Only a small number of states specifically mention virtual meetings of this sort in their statutes; the states that cover this issue make provisions similar to those above to require some means of ensuring that each director can communicate with the other directors and that the corporation is able to verify that each person involved in the discussion is, in fact, who he or she claims to be.]

SECTION 6. ANNUAL and REGULAR MEETINGS

An annual meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of the shareholders. **[This provision reflects the standard practice of holding the annual meeting of directors immediately following the annual shareholders' meeting. The newly elected or re-elected board members accept their election to the board, then discuss and approve any items of business specified in the notice of the annual board meeting. You can change this provision to schedule the annual directors' meeting on whatever date you decide best meets the needs of your corporation and its directors.]**

Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors. **[This provision lets the board decide when to hold other regular meetings—that is, meetings held at regular times throughout the year in addition to the annual meeting scheduled in the previous paragraph. If you know when you will hold regular board meetings, you can specify their dates in this provision. Often, bylaws make it unnecessary to notify directors of annual and regular board meetings. Since we think it's a good idea to remind directors of every meeting, our bylaws require all director meetings to be noticed (see Section 8 of this Article, below).]**

SECTION 7. SPECIAL MEETINGS

Special meetings of the directors may be called by the individuals authorized to do so under the state's corporation statutes. **[Directors may want to call special meetings during the year to discuss management issues, review corporate goals and performance, set up and hear from special committees of the board and transact special corporate business such as authorizing the signing of a lease or bank loan. The "Director Meetings" section in the State Info window explains who may call a special directors' meeting under your state's BCA.]**

SECTION 8. NOTICES OF MEETINGS

Notices of directors' meetings, whether annual, regular or special, shall be given in writing to directors by the secretary or an assistant secretary or, if there be no such officer, by any director. **[State laws typically don't require notice of both annual and regular directors' meetings, but we think you should give notice to make sure each director is aware of the meeting. State BCAs normally require notice of special directors' meetings and we require that, too. (To see your state's requirements for notice of directors meetings, see "Director Meetings" in the State Info window.) Remember, if you are pressed for time, you can obtain the written consent of directors to an action rather than holding a special meeting (see Section 11 of this Article, below).]**

Notices of directors' meetings shall be given either personally or by first-class mail or other means of written communication, addressed to the director at the address of the director appearing on the records of the corporation or given by the director to the corporation for the purpose of notice. Notice of a directors' meeting shall be given to each director at least two weeks prior to the meeting, unless a greater period is required under the state corporation statutes for giving notice of a meeting. **[Most states require notice of special directors' meetings to be given a specified number of days before the meeting. Two days is typical; some states require more, sometimes up to ten days. Again, no notice is normally required for other director meetings. We think two weeks' prior notice is appropriate for all meetings. Our notice rule applies unless your state BCA requires more. (See "Director Meetings" in the State Info window for the notice rules in your state.)]**

Such notice shall state the place, date, and hour of the meeting and the general nature of the business to be transacted. **[Under most state statutes, the notice of a directors' meeting does not need to describe the purpose of the meeting. However, we think it makes good sense to state the purpose of a meeting, so these bylaws require it. (For your state's director meeting notice requirements see the "Director Meetings" in the State Info window.)]**

SECTION 9. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. If the waiver does not include an approval of the minutes of the meeting, it shall state the general nature of the business of the meeting. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. **[Most states specifically allow directors who do not attend a meeting to waive notice before as well as after a directors' meeting (those who attend obviously received notice of the meeting). Your state's waiver of notice rule should be contained in the "Directors' Meeting" section of the BCA. We don't include it in the State Info window because most state's waiver rules are the same as, or very similar to, our rule. Having non-attending directors sign a written waiver makes sense when you need to act quickly and don't have time to formally call or notice a directors' meeting as required under your bylaws. In many states, the waiver need not include a description of the nature of the business brought up at the meeting except for special decisions. However, we think waivers should contain this sort of description, unless a director is approving minutes of the meeting that describe decisions reached at the meeting. Our bylaws specify this. For a written waiver form you can use at both shareholder and director meetings, see "The Corporate Minutes Book," by Anthony Mancuso (Nolo).]**

SECTION 10. QUORUM AND VOTING

A quorum for all meetings of the board of directors shall consist of a majority of the authorized number of directors. **[This is the standard rule in most states. Within limits, you can change this quorum requirement if you wish. In most states, you can't lower your quorum far below a majority of the full board. But you can usually raise it to whatever level you wish. (To find your state's director meeting quorum rules, see the "Director Meetings" section in the State Info window.)]**

Except as otherwise required under state corporate statutes, every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the board. **[This is the standard vote approval rule under state BCA statutes. (For more information on how directors vote at meetings, see Incorporator Pro Help, "Overview of Corporations.") Your state's law is contained in the "Director Meetings" section in the State Info window. Your state BCA may have special director voting rules for certain types of decisions, such as the approval of business that personally benefits one or more directors. If special state rules apply, you must follow them instead of the basic majority-vote rule stated here. That's why we always suggest checking your BCA before taking major corporate action.]**

SECTION 11. ACTION WITHOUT MEETING

Unless prohibited under state law, any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of the directors. **[This provision lets directors approve a decision by unanimous written action or consent. The written document should describe the transaction or matter to be approved, and should be signed by all directors. This requirement of unanimous signed approval of directors is found in most states. (If you want to look up the rule in your state, look for "Action Without Meeting" or "Written Consent by Directors" under the "Director Meeting" heading in your state BCA.]**

SECTION 12. COMPENSATION

No salary shall be paid directors, as such, for their services but, by resolution, the board of directors may allow a reasonable fixed sum and expenses to be paid for attendance at regular or special meetings. Nothing contained herein shall prevent a director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attendance at meetings. **[This provision states the generally accepted practice of not paying salaries to directors, but permitting directors to be compensated per diem, per meeting and/or for travel expenses and other costs associated with attending a meeting. It also makes clear that directors may be paid for working for the corporation in a non-director capacity. (This is the normal practice in small corporations where owner-directors also work as officers or in other salaried supervisory capacities.)]**

ARTICLE 4. OFFICERS

SECTION 1. OFFICERS

The officers of the corporation shall include a president, a secretary, and a treasurer, or officers with different titles that perform the duties of these offices as described in Sections 2 though 4 of this Article. Except as otherwise provided under state corporate statutes, any number of these offices may be held by the same person. The corporation may also appoint other officers with such titles and duties as shall be determined by the board of directors. **[Your state's officer rules are contained in the "Officer Requirements" section in the State Info window. Most states allow one or more (or all) of any required officer positions to be held by the same person, but a few states say that different individuals must serve as president and secretary. Notice that the first sentence of this bylaw allows you to call your president, secretary and treasurer whatever you want as long as someone is appointed to perform the duties associated with these positions, which we list in Sections 2 through 4 of this Article. This means that, if you prefer, you can call your president the Chief Executive Officer (CEO) and your treasurer the Chief Financial Officer (CFO). There is no common alternative title for corporate secretary, but you are free to make one up (Chief Corporate Recordkeeper or CCR, perhaps).]**

SECTION 2. PRESIDENT

The president (or chief executive officer or alternately titled chief corporate officer designated by the board of directors) shall, subject to the direction and control of the board of directors, have general supervision, direction, and control of the day-to-day business and affairs of the corporation. He or she shall preside at all meetings of the shareholders and directors and be an ex-officio member of all the standing committees, including any executive committee of the board, and shall have the general powers and duties of management usually vested in the office of president or chief executive officer of a corporation and shall have such other powers and duties as may from time to time be prescribed by the board of directors or these bylaws. **[State law normally does not specify what a president must do. This bylaw tries to fill in the gaps in a general way. It lists the generally accepted duties of a corporate president and indicates that the president chairs all director and shareholder meetings and is a member of all board committees—this is standard corporate procedure. Also, the president generally runs the corporation as its chief officer on a day-to-day basis. But because state law is silent in this area, you can change or add any provisions you wish when defining the role of your CEO. We believe, however, that this is normally unnecessary since a general statement of the sort provided here allows you maximum flexibility to define the role of CEO without being hemmed in by a more specific bylaw provision.]**

SECTION 3. SECRETARY

The corporate secretary (or other corporate officer designated by the board of directors to maintain and keep corporate records) shall keep, or cause to be kept, at the principal office of the corporation, a book of minutes of all meetings of directors and shareholders. The minutes shall state the time and place of holding of all meetings; whether regular or special, and if special, how called or authorized; the notice thereof given or the waivers of notice received; the names of those present at directors' meetings; the number of shares present or represented at shareholders' meetings; and an account of the proceedings thereof.

He or she shall keep, or cause to be kept, at the principal office of the corporation, or at the office of the corporation's transfer agent, a share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of every certificate surrendered for cancellation.

He or she shall keep, or cause to be kept, at the principal office of the corporation, the original or a copy of the bylaws of the corporation, as amended or otherwise altered to date, certified by him or her.

He or she shall give, or cause to be given, notice of all meetings of shareholders and directors required to be given by law or by the provisions of these bylaws. He or she shall prepare, or cause to be prepared, an alphabetical listing of shareholders for inspection prior to and at meetings of shareholders as required by Article 2, Section 6, of these bylaws.

He or she shall have charge of the seal of the corporation and have such other powers and perform such other duties as may from time to time be prescribed by the board or these bylaws. **[A corporation may delegate the duties of the corporate secretary to another officer or high-level corporate employee, such as the corporate treasurer or CFO, who is paid primarily for performing other more active corporate duties. Remember, though, that in a few states, you can't appoint your president as secretary (see "Officer Requirements" in the State Info window).]**

SECTION 4. TREASURER

The treasurer (or other officer designated by the board of directors to serve as chief financial officer of the corporation) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation.

He or she shall deposit monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation in payment of the just demands against the corporation; shall render to the president and directors, whenever they request it, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation; and shall have such other powers and perform such other duties as may from time to time be prescribed by the board of directors. **[Your corporation needs a chief financial officer. The duties listed here are general and comprise the basic responsibilities of this office. You can add to the list of duties and responsibilities if you wish, but there is usually no need to do so.]**

SECTION 5. APPOINTMENT, removal and resignation

All officers of the corporation shall be approved by, and serve at the pleasure of, the board of directors. An officer may be removed at any time, either with or without cause, by written notification of removal by the board. An officer may resign at any time upon written notice to the corporation given to the board, the president, or the secretary of the corporation. Any such resignation shall take effect at the date of receipt of such notice or at any other time specified therein. The removal or resignation of an officer shall be without prejudice to the rights, if any, of the officer or the corporation under any contract of employment to which the officer is a party. **[This provision recognizes that the board approves officers and can decide to dismiss and replace them subject, of course, to the general requirements of employment law and any employment contract officers may have with the corporation. Officers, too, must abide by the terms of any contract when deciding to leave the corporation—for example, by providing sufficient notice to the board and abiding by the terms of any non-compete provisions in their contract.]**

ARTICLE 5. EXECUTIVE COMMITTEES

SECTION 1. Regular and executive Committees of the Board

The board may designate one or more regular committees to report to the board on any area of corporate operation and performance.

To the extent allowed under state corporate statutes, the board also may designate and delegate specific decisionmaking authority to one or more executive committees, each consisting of two or more directors, that shall have the authority of the board to approve corporate decisions in the specific areas designated by the board. **[This provision allows the board to set up regular committees that report to the board. For example, corporations with larger boards may want to set up finance, personnel and perhaps other committees. In addition, this section allows the board to establish one or more executive committees, consisting of at least two directors (typically two directors must be part of an executive committee of the board), which can take over decisionmaking authority on specific matters delegated to them by the full board. (For a discussion of regular and executive committees of the board, see Incorporator Pro Help, "Overview of Corporations.") Most state statutes allow you to establish executive committees of this sort, but do not allow the committees to approve a few types of major corporate decisions such as distributions to shareholders and amendments to the Articles or bylaws. In practice, most small business corporations with relatively small boards made up of owners who participate in the business will not set up decision-making committees, preferring instead to reserve management power to the full board. To find your state's executive committee requirements, look for a section in your state BCA titled "Executive Committees of the Board" under the "Directors" statutory heading.]**

ARTICLE 6. CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS and Directors

The corporate secretary shall make available within any time period specified under state law and within a reasonable period after a request for inspection or copying made by a director or shareholder or a director's or shareholder's legal representative the Articles of Incorporation (or similar organizing document) as amended to date, these bylaws as amended to date, minutes of proceedings of the shareholders and the board and committees of the board, the share register of the corporation, its accounting books and records, as well as other corporate records and reports. The requested records shall be made available for inspection and copying at the principal office of the corporation within business hours. Any copying costs incurred by the corporation necessary to comply with a request for copies of records may be collected by the secretary from a requesting shareholder; the corporation shall assume the cost of copies made for a requesting director. **[This general and permissive provision allows directors and shareholders complete access to all corporate records within** a reasonable time after a request is made. Copying costs may be charged to a shareholder, but directors always get free copies—after all, they volunteer their time and make requests for inspection and copying to carry out their official director duties. Your state BCA may not require such generous inspection and copying rights—for example, it may only require inspection and copying by shareholders for a purpose reasonably related to a shareholder's interest in the corporation or it may allow the corporation an extended period to comply with an inspection request. (Directors are normally given complete access to all corporate records under state BCA rules.) We don't think most corporations should worry about the reasons for requests or decide to limit access to any corporate records. However, if you wish to give shareholders only the specific inspection and copying rights mandated by your state BCA, look for a section titled "Inspection of Records" under the "Records and Reports" heading toward the end of the BCA. You can use your state's language to craft a more limited provision in place of ours.]**

SECTION 2. ANNUAL REPORTS TO SHAREHOLDERS

The secretary shall mail a copy of any annual financial or other report to shareholders on the secretary's own initiative or upon request made by one or more shareholders as may be required by state corporate statutes. **[This is a general section that reminds the corporate secretary to comply with any annual financial disclosure requirements contained in your state BCA. (We list your state's basic annual financial report requirement in the "Financial Disclosure" section of the State Info window.) If you wish, you can use your state's specific disclosure requirements in this provision.]**

ARTICLE 7. INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

Section 1. Indemnification

The directors and officers of the corporation shall be indemnified by the corporation to the fullest extent permitted under law and as may be authorized by the board of directors. **[This provision means that the board is authorized to require the corporation to reimburse the directors and officers for any legal expenses, settlements, fines and judgments permitted under the state's BCA indemnification statute. (See Incorporator Pro Help for a discussion of corporate indemnification.) If you want to learn your state's specific indemnification rules, look for a section in your state BCA titled "Indemnification." Most states require indemnification of legal expenses for a director or officer who is successful in a lawsuit or proceeding. In other situations, indemnification of expenses and other amounts may be allowed if the corporation finds that the director or officer acted in good faith and in the best interests of the corporation. This provision is an enabling provision only; the board has to approve indemnification. If you want your directors and officers to be indemnified to the fullest possible extent, we suggest that you see a lawyer to create an indemnification agreement to be signed by each director and officer of the corporation. Also see about purchasing a directors' and officers' liability insurance policy (see the next bylaw provision).]**

Section 2. Insurance

Except as may be provided under state law, the corporation shall have the power to purchase and maintain insurance on behalf of any director or officer against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the corporation has the power to indemnify the agent against such liability under law. **[This is an enabling provision that lets the corporation obtain director and officer liability (D & O) insurance on behalf of directors and officers. For information on this type of insurance, see Incorporator Pro Help.]**

ARTICLE 8. SHARES

SECTION 1. CERTIFICATES

The corporation shall issue certificates for its shares when fully paid. Certificates of stock shall be issued in numerical order, and shall state the name of the recordholder of the shares represented by each certificate; the number, designation, if any, and the class or series of shares represented by the certificate; and contain other information, including any statement or summary required by any applicable provision of state corporate statutes. Each certificate shall be signed by the corporate officers empowered under state law to sign the certificates and may be sealed with the seal of the corporation. **[Although issuing stock certificates to each shareholder is not specifically required under most state BCAs, we assume you will want to follow this traditional practice. This bylaw lists the general contents of each certificate and also requires any additional information that state law requires to be placed on the certificate. For your state's general requirements for stock certificates, see the "Stock Requirements" section in the State Info window. Typically, state law indicates who must sign stock certificates on behalf of the corporation (if not specified, it is common to have certificates signed by the corporate president and secretary.) State law also requires you to place additional language—called a legend—on stock certificates that summarizes or states in full any special rights and restrictions associated with shares or classes of shares. If you authorize and issue more than one class of shares (Incorporator Pro Articles provide for only one class of shares with equal rights) or impose special transfer restrictions on your shares (for example, if an owner dies or wants to transfer the shares), you will need to mention these rights and restrictions in a legend on your certificates. To see the specific types of legends that must be added to stock certificates in your state, look for a section titled "Contents of Stock Certificates" or "Restrictions on Stock Certificates" under the "Shares of Stock" heading of your BCA.]**

SECTION 2. TRANSFER OF SHARES

Upon surrender to the secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the secretary of the corporation to issue a new certificate to the person entitled thereto, to cancel the old certificate, and to record the transaction upon the share register of the corporation. **[This is a basic provision. Typically, the transferring shareholder completes the transfer section of the certificate (usually on the reverse side), then gives the certificate to the secretary. The secretary then cancels the old certificate and issues a new one to the person to whom the shares are transferred, being sure to record the transaction in the corporation's share register.]**

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall conform to the requirements of state law. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date. **[This record date provision is a reminder that the board of directors may establish a date for determining who is a shareholder of record on the corporation's books for purposes of notice of shareholders' meetings, shareholder voting and payment of dividends and other distributions to shareholders. In a small corporation, the board normally does not set record dates since shares rarely change hands. In other words, in a small corporation, the people who own shares on the date a meeting notice is mailed are the ones to whom notice is sent and who are expected to attend and vote at the meeting. Similarly, if the board declares a dividend, the shareholders of record on the dividend declaration date are presumed to be the shareholders entitled to receive the dividend. These practices are generally in line with state BCAs. To see your state's rules for declaring a record date and determining shareholders of record when no date has been set by the board, go to the "Shareholders" section of your BCA, then look for a "Record Date for Shareholders" statute. In many states, any record date set by the board cannot be more than 60 nor less than ten days before the upcoming meeting or transaction to which the record date applies.]**

ARTICLE 9. AMENDMENT OF BYLAWS

SECTION 1. BY SHAREHOLDERS

Except as otherwise provided by law, these bylaws may be adopted, amended or repealed by the affirmative vote at a meeting of holders of a majority of the outstanding shares of the corporation entitled to vote. **[This bylaw allows a majority of the outstanding voting shares (not just a majority in attendance at a meeting) to amend bylaws, except where the state BCA requires a greater vote. In many states, a lesser vote may be allowed—such as a majority of shareholders present at a meeting—but we think our stricter voting requirement makes sense to ensure sufficient shareholder consensus to a bylaw change. State BCAs sometimes limit the right to amend certain bylaws, such as the ability to lower the quorum requirements for meetings below a certain threshold. To find your state's rules for amending bylaws, look for a "Bylaws" or "Amendment of Bylaws" statute in your BCA.]**

SECTION 2. BY DIRECTORS

Except as otherwise provided by law, the directors may adopt, amend or repeal these bylaws. **[This provision allows the directors to amend the bylaws (shareholders also can amend the bylaws as stated in the preceding bylaw provision). They can do so under normal director voting rules—that is, by a majority of the directors in attendance at a meeting. This is standard practice under most state BCAs. But it is important to understand that state law may limit the ability of directors to change certain bylaws—for example, directors may not be allowed to lower the authorized number of directors below a certain point without also obtaining shareholder approval. Again, look for a "Bylaws" or "Amendment of Bylaws" statute in your BCA to see any special rules that apply in your state.]**

CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the bylaws of the corporation named in the title thereto and that such bylaws were duly adopted by the board of directors of the corporation on the date set forth below. **[The bylaws are formally adopted by the board at the first board meeting. After you prepare the minutes of your first board meeting, your corporate secretary should date and sign on the lines shown below.]**

Dated: _____

Signature: _____, Secretary

Instructions for Bylaws

After your board of directors formally approves the bylaws at its first meeting, have the corporate secretary complete the Certificate section at the end of the Bylaws, then place a copy of the signed bylaws in the corporate records.